UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
June 30, 2001







NATIONAL GRID USA







25 Research Drive, Westborough, MA 01582



NATIONAL GRID USA
For The Quarter Ended June 30, 2001
ITEM 1 - ORGANIZATION CHART
				 Percentage
	 Energy or		   State	of Voting
Name of Reporting	Gas-Related	  Date of	     of	Securities
     Company	  Company	Organization	Organization	   Held	          Nature of Business
-----------------	-----------	------------	------------	-----------	--------------------------------------
New England Energy,	Energy	11/20/72	MA	100	New England Energy, Inc. (NEEI)
Inc./National Grid USA					participated (principally through a
					partnership with a nonaffiliated oil
					company) in domestic oil and gas
					exploration, development, and production
					and the sale to New England Power
					Company of fuel purchased in the
					open market. Effective 1/1/98, NEEI
					sold its oil and gas properties and
					ceased its participation in domestic oil
					and gas exploration, development, and
					production. This company is presently
					inactive.

Granite State	Energy	04/22/96	NH	100	This company has been dissolved.
Energy, Inc./National
Grid USA

Wayfinder Group, Inc./	Energy	01/13/92	MA	100	Wayfinder Group, Inc. is primarily a
National Grid USA					consulting business that provides
					products and services related to the
					operational requirements of competitive
					electricity markets.

National Grid	Energy	05/01/00	MA	100	National Grid Transmission Services
Transmission Services					Corporation's purpose is to provide
Corporation/National 				 	technical, operational, management,
Grid USA					development, engineering, and other
similar services relating to electric
power transmission.

NEWHC, Inc./	Energy	05/25/90		MA		100	On September 19, 1999, NEWHC, Inc.
Wayfinder Group,							sold substantially all of its assets
Inc./National 							to Duperey Investments, Inc., an
Grid USA							unaffiliated company. This company is
							presently inactive.

AllEnergy Fuels	Energy	03/27/98		DE		100	AllEnergy Fuels Corp.'s purpose is to
Corp./ National							acquire interests in and assets of
Grid USA							energy-related companies and to
							engage in energy-related activities.
					This company is presently inactive.


NATIONAL GRID USA
For The Quarter Ended June 30, 2001
ITEM 1 - ORGANIZATION CHART (continued)
				Percentage
	Energy or		State	of Voting
Name of Reporting	Gas-Related	  Date of	of	Securities
     Company	  Company	Organization	Organization		Held	          Nature of Business
-----------------	-----------	------------	------------	-----------	--------------------------------------
AllEnergy Marketing	Energy	04/23/98		DE		100	AllEnergy Marketing Co., L.L.C.'s
Co., L.L.C./NEES							(AllEnergy) principal purpose is to sell
Energy, Inc./National							energy and provide a range of
Grid USA							energy-related services including,
							but not limited to, marketing,
							brokering and sales of energy,
							audits, fuel supply, repair,
							maintenance, construction, operation,
							design, engineering, and consulting.
							This company is a Delaware limited
							liability company. On January 2, 2001,
							AllEnergy completed the last of a
							series of sales, comprising
							substantially all of its business
							operations, to independent third
							parties.

Separation	Energy	03/28/89		DE		5.0	This company produces concrete using
Technologies, Inc./							fly ash waste from coal-fired
Wayfinder Group, Inc./							generating plants.
National Grid USA

Separation	Energy	03/28/89		DE		9.0	This company produces concrete using
Technologies, Inc./							fly ash waste from coal-fired
EUA Energy Investment							generating plants. The interest in
Corp./National Grid USA							this company was indirectly acquired by
National Grid USA on April 19, 2000.

NeXus Energy	Energy	05/19/97	MA	9.9	NeXus Energy Software, Inc.'s purpose is
Software, Inc./					to develop, implement, produce, market,
Wayfinder Group,					and sell software for application in the
Inc./National					energy conservation industry.
Grid USA

AEDR Fuels, L.L.C./	Energy	01/12/98	ME	100	AEDR Fuels, L.L.C.'s purpose is to
AllEnergy Marketing					acquire interests in and assets of
Company, L.L.C./					energy-related companies and to engage
NEES Energy, Inc./					in energy-related activities in
National Grid USA					accordance with Rule 58. This company is
					presently inactive.






NATIONAL GRID USA
For The Quarter Ended June 30, 2001

ITEM 1 - ORGANIZATION CHART (continued)

*The following companies were indirectly acquired by National Grid USA on April 19, 2000, in connection with the merger of
Eastern Utilities Associates into National Grid USA.*
												  Percentage
	 Energy or		   State	of Voting
Name of Reporting	Gas-Related	  Date of	     of	Securities
     Company	  Company	Organization	Organization	   Held	          Nature of Business
-----------------	-----------	------------	------------	-----------	--------------------------------------
EUA Energy Investment	Energy	12/15/87	MA	100	EUA Energy Investment Corp. (EUA Energy)
Corp./National Grid USA					engages in the business of identifying,
					evaluating, investing in or participating
					in the ownership, operation and maintenance
					of cogeneration and small power production
					facilities and other energy-related or
					energy conservation ventures. EUA Energy
					does not plan to invest in any further
					business development opportunities and is
					currently divesting its remaining
					investment projects.

EUA Bioten, Inc./EUA	Energy	06/26/95	MA	100	EUA Bioten, Inc. engages in the development
Energy Investment Corp./					and commercialization of biomass-fired
National Grid USA					combustion turbine power generation
					facilities and products and/or services
					offered in connection with such facilities,
					including the manufacture, fabrication,
					marketing, sale, and delivery of such
					facilities. This company is presently
					inactive.

Bioten Operations, Inc./	Energy	06/26/95	TN	100	Bioten Operations, Inc. holds interests in
EUA Bioten, Inc./EUA					a biomass commercial demonstration plant
Energy Investment Corp./					(which is a Qualifying Facility). This
National Grid USA					company is presently inactive.

EUA FRC II Energy	Energy	09/19/89	MA	100	EUA FRC II Energy Associates engaged in
Associates/EUA Energy					cogeneration projects throughout the
Investment Corp./					United States. This company is presently
National Grid USA					inactive.




NATIONAL GRID USA
For The Quarter Ended June 30, 2001

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


	 Type of	Principal	 Issue	 Cost	  Person to	Collateral	Consideration
	Security	Amount of	   or	  of	Whom Security	Given with	Received for
Company Issuing Security	 Issued	Security	Renewal	Capital	  Was Issued	 Security	Each Security
------------------------	--------	---------	-------	-------	--------------	-----------	-------------

N/A






NATIONAL GRID USA
For The Quarter Ended June 30, 2001

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

		(expressed in millions, rounded to hundred thousands of dollars)

	  Company	 Company	  Amount of
	Contributing	Receiving	   Capital
	  Capital	 Capital	Contribution
	------------	---------	------------
	National Grid USA	Wayfinder Group, Inc.		$(0.4)







NATIONAL GRID USA
For The Quarter Ended June 30, 2001
ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
												Direct	Indirect		Total
	Reporting Company		Associate Company		Types of Services	Costs	Costs	Cost of	Amount
	Rendering Services		Receiving Services		     Rendered	Charged	Charged	Capital	Billed
	------------------		------------------		-----------------	-------	-------	-------	------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

													Direct	Indirect		Total
	Associate Company		Reporting Company		Types of Services	Costs	Costs	Cost of	Amount
	Rendering Services		Receiving Services		     Rendered	Charged	Charged	Capital	Billed
	-----------------		------------------		-----------------	-------	-------	-------	------

New England Power Company	National Grid Trans-		Miscellaneous (2)		(1)				(1)			(1)
						 mission Services Corp.

New England Power Company	Wayfinder Group, Inc.		Miscellaneous		(1)				(1)			(1)


National Grid USA 		National Grid Trans-		Miscellaneous (6)		(1)				(1)	(1)		(1)
 Service Co., Inc.		 mission Services Corp.


National Grid USA			Wayfinder Group, Inc.		Miscellaneous (5)		(1)				(1)	(1)		(1)
 Service Co., Inc.							Corp. Acctg.		(1)				(1)	(1)		(1)
											New Bus. Develop		(1)				(1)	(1)		(1)

National Grid USA			New England Energy, Inc.	Miscellaneous (3)		(1)				(1)	(1)		(1)
 Service Co., Inc.

National Grid USA			EUA Energy Investment		Miscellaneous (4)		(1)				(1)	(1)		(1)
 Service Co., Inc.		 Corporation

(1)	Amounts are below $100,000.
(2)	Represents 2 types of services totaling less than $100,000 in aggregate.
(3)	Represents 4 types of services totaling less than $100,000 in aggregate.
(4)	Represents 6 types of services totaling less than $100,000 in aggregate.
(5)	Represents 9 types of services totaling less than $100,000 in aggregate.
(6)	Represents 10 types of services totaling less than $100,000 in aggregate.




NATIONAL GRID USA
At June 30, 2001

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
			(expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of
 June 30, 2001							$5,284.1	(1)	 line 1

Total capitalization multiplied by 15 percent		792.6		line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2				792.6		line 3

Total current aggregate investment:
 (categorized by major line of energy-
 related business)
	Power marketing and other				$ 9.1
	Energy software					2.2
	Ownership, operation, and maintenance
	 of Qualifying Facilities				28.8
								-----
Total current aggregate investment			$40.1	 (2)	line 4
								-----

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)					$752.5		line 5


(1)	Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

(2)	Includes adjustments for investments that were inadvertently omitted
	from previous filings.




NATIONAL GRID USA
For The Quarter Ended June 30, 2001

ITEM 5 - OTHER INVESTMENTS
		(expressed in millions, rounded to hundred thousands of dollars)

	Reason for
    Major Line	   Other	Other	Difference
or Energy-Related	  Investment in	  Investment	 in Other
   Business (1)	Last U-9C-3 Report	in U-9C-3 Report	Investment
-----------------	------------------	----------------	----------
Power Marketing		$ 5.9		$29.8	Adjustment for
 and Other					investments made
					prior to effective
date of Rule 58.
These investments
were inadvertently
omitted from
previous filings.

Ownership, operation,	$26.7		$26.7
 and maintenance of
 Qualifying Facilities


(1)	Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Exhibits

	10(g)	Certificate stating that a copy of the report for the previous
	     	quarter has been filed with interested state commissions.

(B)	Financial Statements*

	1-A	National Grid USA Consolidated Income Statement for the quarter ended June 30, 2001

	1-B	National Grid USA Consolidated Balance Sheet as of June 30, 2001

	2-A	New England Energy, Inc. Balance Sheet as of June 30, 2001

	3-A	Wayfinder Group, Inc. Income Statement for the quarter ended June
30, 2001

	3-B	Wayfinder Group, Inc. Balance Sheet as of June 30, 2001

	4-A	National Grid Transmission Services Corporation Balance Sheet as
		of June 30, 2001

	5-A	EUA Energy Investment Corporation Income Statement for the
		quarter ended June 30, 2001

	5-B	EUA Energy Investment Corporation Balance Sheet as of
		June 30, 2001


(C)	Notes
(1)	Financial statements for Separation Technologies, Inc. and NEXUS
Energy Software, Inc. were not available as of the filing date.

	(2)	National Grid Transmission Services Corporation Income Statement
actuals are less than $100,000 and are therefore not reported.

	(3)	EUA Bioten, Inc., Bioten Operations, Inc., EUA FRC II Energy
Associates, and AEDR Fuels, L.L.C. are inactive companies and therefore no financial statements are provided. New England
Energy, Inc. is presently inactive and has no Income Statement activity.

	* Financial Statements are being filed separately pursuant to a request for confidential treatment.







SIGNATURE


	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



			NATIONAL GRID USA


			S/ John G. Cochrane
			_______________________________
			John G. Cochrane, Treasurer




Date: August 17, 2001





EXHIBIT INDEX

Exhibit No.	Description	Page
----------	--------------------------------------	--------------


10(g)	Certificate stating that a copy of the	Filed Herewith
report for the previous quarter has
	been filed with interested state
	commissions.

Financial
Statement
No.		Description	Page
---------	-------------------------------------	----------------

1-A	National Grid USA	Filed Separately
	Consolidated Income Statement for
the quarter ended June 30, 2001

1-B	National Grid USA	Filed Separately
	Consolidated Balance Sheet as of
	June 30, 2001

2-A	New England Energy, Inc. Balance Sheet	Filed Separately
	as of June 30, 2001

3-A	Wayfinder Group, Inc. Income Statement	Filed Separately
	for the quarter ended June 30, 2001

3-B	Wayfinder Group, Inc. Balance Sheet	Filed Separately
	as of June 30, 2001

4-A		National Grid Transmission Services	Filed Separately
		Corporation Balance Sheet as of
		June 30, 2001

5-A		EUA Energy Investment Corporation	Filed Separately
		Income Statement for the quarter ended
		June 30, 2001

5-B		EUA Energy Investment Corporation	Filed Separately
		Balance Sheet as of June 30, 2001

Note:	Financial Statements are being filed separately
		pursuant to a request for confidential treatment.






CERTIFICATE
-----------

	A copy of the Form U-9C-3 report for the previous quarter (quarter ended March 31, 2001) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

	The names and addresses of such state commissions are as follows:


	Mrs. Luly Massaro, Clerk
	Rhode Island Public Utilities Commission
	100 Orange Street
	Providence, Rhode Island 02903

	Mary L. Cottrell, Secretary
	Massachusetts Department of
	 Telecommunications and Energy
	1 South Station, 2nd Floor
	Boston, MA 02110

	Mr. Thomas B. Getz
	Executive Director and Secretary
	New Hampshire Public Utilities Commission
	8 Old Suncook Road
	Concord, New Hampshire 03301

	SIGNATURE:

	NATIONAL GRID USA


		s/ John G. Cochrane
	By_______________________________
		Name: John G. Cochrane
		Title: Treasurer
		Date: August 17, 2001